UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)
                                ----------------
                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                       MERCED Partners Limited Partnership
                               Smithtown Bay, LLC
                         Global Capital Management, Inc.
                               John D. Brandenborg
                                 Michael J. Frey

                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------

                            CALCULATION OF FILING FEE
================================================================================

                     TRANSACTION VALUATION:* $43,954,350.00
                         AMOUNT OF FILING FEE: $3,555.91

================================================================================

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 79,917 UNITS AT A PURCHASE PRICE OF $550 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

              Amount Previously Paid:   $3,555.91

              Form or Registration No.: 5-54933

              Filing Party:             Kalmia  Investors,  LLC

              Date  Filed:              July 24,  2003

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  Third-party  tender  offer  subject  to Rule  14d-1

| |  Issuer  tender  offer subject to Rule 13e-4

| |  Going-private  transaction  subject to Rule 13e-3

| |  Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|
================================================================================

This Amendment No. 4 amends the Tender Offer Statement on Schedule TO (which together with Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto and this Amendment No. 4 constitutes the "Tender Offer Statement") filed with the Securities and Exchange Commission on July 24, 2003, and relates to the offer by Kalmia Investors, LLC, a Delaware limited liability company ("Kalmia" or the "Purchaser"), and Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey, to purchase up to 79,917 units of limited partnership interest ("Units") of Westin Hotels Limited Partnership, a Delaware Limited Partnership (the "Partnership"), at $550 per Unit in cash, without interest thereon, less the amount of any distributions declared or paid on or after July 7, 2003, in respect of that Unit. upon the terms and conditions set forth in the Offer to Purchase, dated July 24, 2003, as amended on August 4, 2003 (the "Offer to Purchase"), and in the related Agreement of Sale and accompanying documents. Terms not otherwise defined herein shall have the meanings ascribed to them in the Tender Offer Statement and the Offer to Purchase.

This Amendment No. 4 is filed to reflect the expiration of the Offer at 5:00 p.m. Eastern Time on August 29, 2003. (See Exhibit (a)(1)-10 included herein).

The information set forth in the Offer to Purchase is incorporated in this Tender Offer Statement by reference, in answer to Items 1 through 11 of this Tender Offer Statement, except as otherwise set forth below.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

This item of the Tender Offer Statement is hereby amended by including the following:

     The Offer expired at 5:00 p.m. New York time, on Friday, August 29, 2003. Based upon a preliminary count, as of 5:00 p.m., New York time, on Friday, August 29, 2003, approximately 6,658 Units were validly tendered pursuant to the Offer and not withdrawn. The Purchaser has accepted for payment in accordance with the terms of the Offer all such tendered Units. Upon payment for these Units in accordance with the related Agreements of Sale, the Purchaser, together with its affiliates, will beneficially own approximately 13% of the total number of outstanding Units. Payment for Units validly tendered and not withdrawn is expected to be made as promptly as practicable after the Partnership processes the transfer of such Units on its books and records. A copy of the press release, dated Tuesday, September 2, 2003, issued by the Purchaser announcing the completion of the tender offer is attached hereto as Exhibit (a)(1)-10 and is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)-1  Offer to Purchase, dated July 24, 2003, as amended on August 4, 2003.*

(a)(1)-2  Agreement of Sale.*

(a)(1)-3  Cover Letter, dated July 24, 2003, from the Purchaser to Unitholders.*

(a)(1)-4  Summary Publication of Notice of Offer dated July 24, 2003.*

(a)(1)-5  Press Release of the Purchaser, dated July 29, 2003*

(a)(1)-6  Letter, dated July 29, 2003, from the Purchaser to Unitholders*

(a)(1)-7  Supplement No. 1 to Offer To Purchase For Cash*

(a)(1)-8 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership*

(a)(1)-9  Letter, dated August 18, 2003, from the Purchaser to Unitholders*

(a)(1)-10 Press Release of the Purchaser, dated September 2, 2003

(a)       Not applicable.

(a)       Not applicable.

(a)       Not applicable.

(a)       Not applicable.


--------------------------------------------------------------------------------
*Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        KALMIA INVESTORS, LLC

                                        By: Smithtown Bay, LLC
                                            Its Manager

                                        By: Global Capital Management, Inc.
                                            Its Manager

                                        By: /s/ Michael J. Frey
                                            -------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                        Dated: September 2, 2003

                                        SMITHTOWN BAY, LLC


                                        By: Global Capital Management, Inc.
                                            Its Manager


                                        By: /s/ Michael J. Frey
                                            ------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                        Dated: September 2, 2003

                                        MERCED PARTNERS LIMITED
                                        PARTNERSHIP

                                        By: /s/ Michael J. Frey
                                            -------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive  Officer

                                        Dated: September 2, 2003

                                        GLOBAL CAPITAL MANAGEMENT,
                                        INC.


                                        By: /s/ Michael J. Frey
                                            -------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                        Dated: September 2, 2003

                                        MICHAEL J. FREY

                                        By: /s/ Michael J. Frey
                                            -------------------

                                        Dated: September 2, 2003

                                        JOHN D. BRANDENBORG

                                        By: /s/ John D. Brandenborg
                                            -----------------------

                                        Dated: September 2, 2003

                         EXHIBIT INDEX

Exhibit              Description                              Page
Number
-----------          ------------                             ------

(a)(1)-1             Offer to Purchase, dated July 24,
                     2003, as amended on August 4,  2003*

(a)(1)-2             Agreement of Sale*

(a)(1)-3             Cover Letter, dated July 24,
                     2003, from the Purchaser to Limited
                     Partners*

(a)(1)-4             Summary Publication of Notice of
                     Offer dated July 24, 2003*

(a)(1)-5             Press Release of the Purchaser,
                     dated July 29, 2003*

(a)(1)-6             Letter, dated July 29, 2003, from
                     the Purchaser to Unitholders*

(a)(1)-7             Supplement No. 1 to Offer To
                     Purchase For Cash*

(a)(1)-8             Unaudited financial statements
                     for the years ended December 31,
                     2002 and 2001, and unaudited
                     statements of financial condition
                     as of June 30, 2003 and March 31,
                     2003 of Merced Partners Limited
                     Partnership*

(a)(1)-9             Letter, dated August 18, 2003,
                     from the Purchaser to Unitholders*

(a)(1)-10            Press Release of the Purchaser,
                     dated September 2, 2003

(b)                  Not applicable.

(d)                  Not applicable.

(g)                  Not applicable.

(h)                  Not applicable.

---------------------------
*Previously filed.